                                                        Registration No_________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)

                          ----------------------------

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                          ----------------------------

Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. April 20, 2001 requested.)

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS
  1....................................................................Nationwide Life Insurance Company
                                                                       The Variable Account
  2....................................................................Nationwide Life Insurance Company
  3....................................................................Custodian of Assets
  4....................................................................Distribution of the Policies
  5....................................................................The Variable Account
  6....................................................................Not Applicable
  7....................................................................Not Applicable
  8....................................................................Not Applicable
  9....................................................................Legal Proceedings
 10....................................................................Information About the
                                                                       Policies; How the Cash Value
                                                                       Varies; Right to Exchange
                                                                       for a Fixed Benefit Policy;
                                                                       Reinstatement; Other Policy
                                                                       Provisions
 11....................................................................Investments of the Variable Account
 12....................................................................The Variable Account
 13....................................................................Policy Charges
                                                                       Reinstatement
 14....................................................................Underwriting and Issuance -
                                                                       Premium Payments, Minimum
                                                                       Requirements for Issuance of
                                                                       a Policy
 15 ...................................................................Investments of the Variable
                                                                       Account; Premium Payments
 16 ...................................................................Underwriting and Issuance -
                                                                       Allocation of Cash Value
 17....................................................................Surrendering the Policy for Cash
 18....................................................................Reinvestment
 19....................................................................Not Applicable
 20....................................................................Not Applicable
 21....................................................................Policy Loans
 22....................................................................Not Applicable
 23....................................................................Not Applicable
 24....................................................................Not Applicable
 25....................................................................Nationwide Life Insurance Company
 26....................................................................Not Applicable
 27....................................................................Nationwide Life Insurance Company
 28....................................................................Company Management
 29....................................................................Company Management
 30....................................................................Not Applicable
 31....................................................................Not Applicable
 32....................................................................Not Applicable
 33....................................................................Not Applicable
 34....................................................................Not Applicable
 35....................................................................Nationwide Life Insurance Company
 36....................................................................Not Applicable
 37....................................................................Not Applicable



N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS
38.....................................................................Distribution of the Policies
39.....................................................................Distribution of the Policies
40.....................................................................Not Applicable
41(a)..................................................................Distribution of the Policies
42.....................................................................Not Applicable
43.....................................................................Not Applicable
44.....................................................................How the Cash Value Varies
45.....................................................................Not Applicable
46.....................................................................How the Cash Value Varies
47.....................................................................Not Applicable
48.....................................................................Custodian of Assets
49.....................................................................Not Applicable
50.....................................................................Not Applicable
51.....................................................................Summary of the Policies;
                                                                       Information About the Policies
52.....................................................................Substitution of Securities
53.....................................................................Taxation of the Company
54.....................................................................Not Applicable
55.....................................................................Not Applicable
56.....................................................................Not Applicable
57.....................................................................Not Applicable
58.....................................................................Not Applicable
59.....................................................................Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY

           Flexible Premium Variable Universal Life Insurance Policies

 Issued by Nationwide Life Insurance Company through its Nationwide VLI Separate
                                    Account-4

                  The date of this prospectus is _____________.
--------------------------------------------------------------------------------


This prospectus contains basic information you should know about the policies before investing. Please read it and keep it for future reference

The following underlying mutual funds are available under the policies:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS

   -     American Century VP Income & Growth
   -     American Century VP International
   -     American Century VP Value

DREYFUS

   -     Dreyfus Investment Portfolios - European Equity Portfolio
   -     The Dreyfus Socially Responsible Growth Fund, Inc.
   -     Dreyfus Stock Index Fund, Inc.
   - Dreyfus Variable Investment Fund - Appreciation Portfolio (formerly, Dreyfus Variable Investment Fund - Capital Appreciation Portfolio)

FEDERATED INSURANCE SERIES

   -     Federated Quality Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

   -     VIP Equity-Income Portfolio: Service Class
   -     VIP Growth Portfolio: Service Class
   -     VIP High Income Portfolio: Service Class*
   -     VIP Overseas Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

   -     VIP II Contrafund(R) Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

   -     VIP III Growth Opportunities Portfolio: Service Class

JANUS ASPEN SERIES

   -     Capital Appreciation Portfolio: Service Shares
   -     Global Technology Portfolio: Service Shares
   -     International Growth Portfolio: Service Shares

MORGAN STANLEY
  THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (FORMERLY, MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.)

   -     Emerging Markets Debt Portfolio
   -     Mid Cap Growth Portfolio
   -     U.S. Real Estate Portfolio

NATIONWIDE SEPARATE ACCOUNT TRUST

   -     Capital Appreciation Fund
   -     Government Bond Fund
   -     Money Market Fund
   -     Total Return Fund
   -     Dreyfus NSAT Mid Cap Index Fund (formerly, Nationwide Mid Cap Index
         Fund) (formerly, Nationwide Select Advisers Mid Cap Fund) (subadviser:
         The Dreyfus Corporation)
   -     Federated NSAT Equity Income Fund (formerly, Nationwide Equity Income
         Fund) (subadviser: Federated Investment Counseling)
   - Federated NSAT High Income Bond Fund (formerly, Nationwide High Income Bond Fund)* (subadviser: Federated Investment Counseling)
   -     Gartmore NSAT Emerging Markets Fund (subadviser: Gartmore Global
         Partners)
   -     Gartmore NSAT Global Technology and Communications Fund (subadviser:
         Gartmore Global Partners)
   - Gartmore NSAT International Growth Fund (subadviser: Gartmore Global Partners)
   - J.P. Morgan NSAT Balanced Fund (formerly, Nationwide Balanced Fund) (subadviser: J.P. Morgan Investment Management, Inc.)

   -     MAS NSAT Multi Sector Bond Fund (formerly, Nationwide Multi Sector Bond
         Fund)* (subadviser: Miller, Anderson & Sherrerd, LLP)
   - Nationwide Global 50 Fund (formerly, Nationwide Global Equity Fund) (subadviser: J.P. Morgan Investment Management Inc.)
   - Nationwide Small Cap Growth Fund (formerly, Nationwide Select Advisers Small Cap Growth Fund) (subadvisers: Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC, Waddell & Reed Investment Management Company)
   -     Nationwide Small Cap Value Fund (subadviser: The Dreyfus Corporation)
   - Nationwide Small Company Fund (subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Lazard Asset Management, Strong Capital Management, Inc., and Waddell & Reed Investment Management Company)
   -     Strong NSAT Mid Cap Growth Fund (formerly, Nationwide Strategic Growth
         Fund) (subadviser: Strong Capital Management Inc.)
   -     Turner NSAT Growth Focus Fund (subadviser: Turner Investment Partners,
         Inc.)

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

   -     AMT Guardian Portfolio
   -     AMT Mid-Cap Growth Portfolio
   -     AMT Partners Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS

   - Oppenheimer Aggressive Growth Fund/VA (formerly, Oppenheimer Capital Appreciation Fund)
   -     Oppenheimer Capital Appreciation Fund/VA (formerly, Oppenheimer Growth
         Fund)
   -     Oppenheimer Global Securities Fund/VA
   - Oppenheimer Main Street Growth & Income Fund/VA (formerly, Oppenheimer Growth & Income Fund)

STRONG OPPORTUNITY FUND II, INC.

VAN ECK WORLDWIDE INSURANCE TRUST

   -     Worldwide Emerging Markets Fund
   -     Worldwide Hard Assets Fund

*These underlying mutual funds invest in lower quality debt securities commonly referred to as junk bonds.

For general information or to obtain FREE copies of the:

   - prospectus, annual report or semi-annual report for any underlying mutual fund; and
   -     any required Nationwide forms,

call:             1-800-547-7548
     TDD          1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America products can be found on the world-wide web at:

                              www.bestofamerica.com

This policy is NOT:
   -     a bank deposit;
   -     endorsed by a bank or government agency;
   -     federally insured; or
   -     available in every state.

The life insurance policies offered by this prospectus are flexible premium variable universal life insurance policies (flexible premium variable adjustable life insurance policies in Puerto Rico). They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if the policy is terminated during the lifetime of the insured.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "variable account") or the fixed account, depending on how premium payments are invested.

Investors assume certain risks when investing in the policies, including the risk of losing money.

Nationwide guarantees the death benefit for as long as the policy is in force. The cash surrender value is not guaranteed. The policy will lapse if the cash surrender value is insufficient to cover policy charges.

Nationwide guarantees to keep the policy in force so long as minimum premium requirements have been met.

Benefits described in this prospectus may not be available in every jurisdiction
- refer to your policy for specific benefit information.

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

MATURITY DATE- The policy anniversary on or next following the insured's 100th birthday.

MINIMUM REQUIRED DEATH BENEFIT- The lowest death benefit which will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company.

NET AMOUNT AT RISK- The death benefit minus the cash value. On a monthly anniversary day, the net amount at risk is the death benefit minus the cash value prior to subtraction of the base policy cost of insurance charge.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

VALUATION PERIOD- Each day the New York Stock Exchange is open.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-4, a separate account of Nationwide Life Insurance Company that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS..........................

SUMMARY OF POLICY EXPENSES.........................

UNDERLYING MUTUAL FUND ANNUAL
      EXPENSES.....................................

SYNOPSIS OF THE POLICIES...........................

NATIONWIDE LIFE INSURANCE COMPANY..................

NATIONWIDE INVESTMENT SERVICES
     CORPORATION...................................

INVESTING IN THE POLICY............................
     The Variable Account and Underlying Mutual Funds
     The Fixed Account

INFORMATION ABOUT THE POLICIES.....................
     Minimum Requirements for Policy Issuance
     Premium Payments
     Pricing

POLICY CHARGES.....................................
     Tax Expense Charge
     Cost of Insurance Charge
     Administrative Expense Charge
     Mortality and Expense Risk Charge
     Surrender Charge
     Income Tax
     Reduction of Charges

SURRENDERING THE POLICY FOR CASH...................
     Surrender (Redemption)
     Cash Surrender Value
     Partial Surrenders
     Income Tax Withholding

VARIATION IN CASH VALUE............................

POLICY PROVISIONS..................................
     Policy Owner
     Beneficiary
     Changes in Existing Insurance Coverage

OPERATION OF THE POLICY............................
     Allocation of Premiums and Cash Value
     How the Investment Experience is Determined
     Net Investment Factor
     Determining the Cash Value
     Transfers

RIGHT TO REVOKE....................................

POLICY LOANS.......................................
     Taking a Policy Loan
     Effect on Investment Performance
     Interest
     Effect on Death Benefit and Cash Value
     Repayment

ASSIGNMENT.........................................

POLICY OWNER SERVICES..............................
     Dollar Cost Averaging

DEATH BENEFIT INFORMATION..........................
     Calculation of the Death Benefit
     Changes in the Death Benefit Option
     Proceeds Payable on Death
     Incontestability
     Error in Age or Sex
     Suicide
     Maturity Proceeds

EXCHANGE RIGHTS....................................

GRACE PERIOD.......................................
     Reinstatement

TAX MATTERS........................................
     Policy Proceeds
     Withholding
     Federal Estate and Generation-Skipping
         Transfers Taxes
     Non-Resident Aliens
     Taxation of Nationwide
     Tax Changes

LEGAL CONSIDERATIONS...............................

STATE REGULATION...................................

REPORTS TO POLICY OWNERS...........................

ADVERTISING........................................

LEGAL PROCEEDINGS..................................

EXPERTS............................................

REGISTRATION STATEMENT.............................

DISTRIBUTION OF THE POLICIES.......................

ADDITIONAL INFORMATION ABOUT
     NATIONWIDE....................................

APPENDIX A: OBJECTIVES FOR UNDERLYING
     MUTUAL FUNDS..................................

APPENDIX B: ILLUSTRATIONS OF CASH VALUES,
    CASH SURRENDER VALUES, AND DEATH
    BENEFITS.......................................

APPENDIX C: PERFORMANCE SUMMARY
    INFORMATION....................................

SUMMARY OF POLICY EXPENSES

Nationwide deducts certain charges from the policy. Charges are made for administrative and sales expenses, providing life insurance protection, and assuming the mortality and expense risks.

Nationwide deducts the following charges monthly from the policy's cash value:

   -     Cost of Insurance Charge;
   -     Tax Expense Charge(1); and
   -     Administrative Expense Charge(2).

Additionally, Nationwide deducts a Mortality and Expense Risk Charge(3) from the variable account value.

(1)On a current and guaranteed basis, the Tax Expense Charge is equal to an annual effective rate of 0.30% of daily net assets in the variable account and fixed account.

(2)On a current and guaranteed basis, the Administrative Expense Charge is equal to an annual effective rate of 0.30% of the daily net assets in the variable account and fixed account.

(3)On a current and guaranteed basis, the Mortality and Expense Risk Charge is equal to an annual effective rate of 0.60% of the daily net assets in the variable account.

For policies which are surrendered during the first twenty policy years, Nationwide deducts a surrender charge. Nationwide reserves the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 or 5% of the amount surrendered for each partial surrender (see "Surrender Charge").

For more information about any policy charge, see "Policy Charges" in this prospectus.


                                  UNDERLYING MUTUAL FUND ANNUAL EXPENSES
              (as a percentage of underlying mutual fund net assets, after expense reimbursement)

                                                   Management       Other                     Total Underlying
                                                      Fees         Expenses     12b-1 Fees   Mutual Fund Expenses
American Century Variable Portfolios, Inc. -       To be added
American Century VP Income & Growth                    via
                                                  Pre-Effective
                                                    Amendment

American Century Variable Portfolios, Inc. -
American Century VP International

American Century Variable Portfolios, Inc. -
American Century VP Value

Dreyfus Investment Portfolios - European Equity
Portfolio

The Dreyfus Socially Responsible Growth Fund,
Inc.

Dreyfus Stock Index Fund, Inc.

Dreyfus Variable Investment Fund - Appreciation
Portfolio (formerly, Dreyfus Variable Investment
Fund - Capital Appreciation Portfolio)

Federated Insurance Series - Federated Quality
Bond Fund II

Fidelity VIP Equity-Income Portfolio:  Service
Class

Fidelity VIP Growth Portfolio:  Service Class

Fidelity VIP High Income Portfolio:  Service
Class

Fidelity VIP Overseas Portfolio:  Service Class

Fidelity VIP II Contrafund(R) Portfolio:
Service Class

Fidelity VIP III Growth Opportunities
Portfolio:  Service Class

Janus Aspen Series - Capital Appreciation
Portfolio: Service Shares

Janus Aspen Series - Global Technology
Portfolio: Service Shares

Janus Aspen Series - International Growth
Portfolio: Service Shares

NSAT - Capital Appreciation Fund

NSAT - Government Bond Fund

NSAT - Money Market Fund

NSAT - Total Return Fund

NSAT - Dreyfus NSAT Mid Cap Index Fund
(formerly, NSAT - Nationwide Mid Cap Index Fund)
(formerly, NSAT - Nationwide Select Advisers Mid
Cap Fund)

NSAT - Federated NSAT Equity Income Fund
(formerly, NSAT - Nationwide Equity Income Fund)

NSAT - Federated NSAT High Income Bond Fund
(formerly, NSAT - Nationwide High Income Bond
Fund)

NSAT - Gartmore NSAT Emerging Markets Fund

NSAT - Gartmore NSAT Global Technology and
Communications Fund


                             UNDERLYING MUTUAL FUND ANNUAL EXPENSES (CONTINUED)
             (as a percentage of underlying mutual fund net assets, after expense reimbursement)

                                                   Management       Other                     Total Underlying
                                                      Fees        Expenses     12b-1 Fees   Mutual Fund Expenses
NSAT - Gartmore NSAT International Growth
Fund

NSAT - J.P. Morgan NSAT Balanced Fud
(formerly, NSAT - Nationwide Balanced Fund)

NSAT- MAS NSAT Multi Sector Bond Fund
(formerly, NSAT - Nationwide Multi Sector Bond
Fund)

NSAT - Nationwide Global 50 Fund (formerly,
NSAT - Nationwide Global Equity Fund)

NSAT - Nationwide Small Cap Growth Fund
(formerly, NSAT - Nationwide Select Advisers
Small Cap Growth Fund)

NSAT - Nationwide Small Cap Value Fund

NSAT - Nationwide Small Company Fund

NSAT - Strong NSAT Mid Cap Growth Fund
(formerly, NSAT - Nationwide Strategic Growth
Fund)

NSAT - Turner NSAT Growth Focus Fund

Neuberger Berman AMT - Guardian Portfolio

Neuberger Berman AMT - Mid-Cap Growth
Portfolio

Neuberger Berman AMT - Partners Portfolio

Oppenheimer Variable Account Funds -
Oppenheimer Aggressive Growth Fund/VA

Oppenheimer Variable Account Funds -
Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Variable Account Funds -
Oppenheimer Global Securities Fund/VA

Oppenheimer Variable Account Funds -
Oppenheimer Main Street Growth & Income
Fund/VA

Strong Opportunity Fund II, Inc.

The Universal Institutional Funds, Inc. - Emerging
Markets Debt Portfolio (formerly, Morgan Stanley
Dean Witter Universal Funds, Inc. - Emerging
Markets Debt Portfolio)

The Universal Institutional Funds, Inc. - Mid Cap
Growth Portfolio

The Universal Institutional Funds, Inc. - U.S. Real
Estate Portfolio

Van Eck Worldwide Insurance Trust - Worldwide
Emerging Markets Fund

Van Eck Worldwide Insurance Trust - Worldwide
Hard Assets Fund


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such funds without fee waivers and expense reimbursements.


                                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
               (as a percentage of underlying mutual fund net assets, before expense reimbursement)

                                                      Management        Other                       Total Underlying
                                                         Fees          Expenses    12b-1 Fees      Mutual Fund Expenses
Federated Insurance Series - Federated Quality       To be added
Bond Fund II                                             via
                                                    Pre-Effective
                                                       Amendment

Fidelity VIP Equity-Income Portfolio: Service
Class

Fidelity VIP Growth Portfolio: Service
Class

Fidelity VIP Overseas Portfolio: Service Class

Fidelity VIP II Contrafund(R) Portfolio: Service Class

Fidelity VIP III Growth Opportunities Portfolio: Service Class

NSAT - Dreyfus NSAT Mid Cap Index Fund
(formerly, NSAT - Nationwide Mid Cap Index
Fund) (formerly, NSAT - Nationwide Select
Advisers Mid Cap Fund)

NSAT - Federated NSAT Equity Income Fund
(formerly, NSAT - Nationwide Equity Income
Fund)

NSAT - Federated NSAT High Income Bond Fund
(formerly, NSAT - Nationwide High Income Bond
Fund)

NSAT - Gartmore NSAT Emerging Markets Fund

NSAT - Gartmore NSAT Global Technology and
Communications Fund

NSAT - Gartmore NSAT International Growth
Fund

NSAT - J.P. Morgan NSAT Balanced Fund
(formerly, NSAT - Nationwide Balanced Fund)

NSAT - MAS NSAT Multi Sector Bond Fund
(formerly, NSAT - Nationwide Multi Sector Bond
Fund)

NSAT - Nationwide Global 50 Fund (formerly,
NSAT - Nationwide Global Equity Fund)

NSAT - Nationwide Small Cap Growth Fund
(formerly, NSAT - Nationwide Select Advisers
Small Cap Growth Fund)

NSAT - Nationwide Small Cap Value Fund

NSAT - Nationwide Strategic Growth Fund

NSAT - Turner NSAT Growth Focus Fund

Neuberger Berman AMT - Mid-Cap Growth
Portfolio

The Universal Institutional Funds, Inc. - Emerging
Markets Debt Portfolio (formerly, Morgan Stanley
Dean Witter Universal Funds, Inc. - Emerging
Markets Debt Portfolio)

The Universal Institutional Funds, Inc. - Mid Cap
Growth Portfolio

The Universal Institutional Funds, Inc. - U.S. Real
Estate Portfolio

Van Eck Worldwide Insurance Trust - Worldwide
Emerging Markets Fund

SYNOPSIS OF THE POLICIES

The policy offered by this prospectus provides for life insurance coverage on the insured. The death benefit and cash value of the policy may increase or decrease to reflect the performance of the investment options chosen by the policy owner (see "Death Benefit Information").

CASH SURRENDER VALUE

If the policy is terminated during the insured's lifetime, a cash surrender value may be payable under the policy. However, there is no guaranteed cash surrender value (see "Variation in Cash Value "). The policy will lapse without value if the cash surrender value falls below what is needed to cover policy charges.

PREMIUMS

There is no minimum initial premium required for this policy. The initial premium is shown on the policy data page. Each subsequent premium payment must be at least $50.

Additional premium payments may be made at any time while the policy is in force, subject to certain restrictions (see "Premium Payments").

TAXATION

The policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code. Nationwide will monitor compliance with the tests provided by Section 7702 to insure the policies continue to receive this favored tax treatment (see "Tax Matters").

NONPARTICIPATING POLICIES

The policies are nonparticipating policies on which no dividends are payable. The policies do not share in the profits or surplus earnings of Nationwide.

POLICY CANCELLATION

Policy owners may return the policy for any reason within certain time periods and Nationwide will refund the policy value or the amount required by law. In New York, Nationwide will refund any premiums paid (see "Right to Revoke").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929. It is a member of the Nationwide group with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

CUSTODIAN OF ASSETS

Nationwide serves as the custodian of the assets of the variable account.

OTHER CONTRACTS ISSUED BY NATIONWIDE

Nationwide does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of Nationwide.

NATIONWIDE INVESTMENT SERVICES CORPORATION

The policies are distributed by Nationwide Investment Services Corporation ("NISC"), Two Nationwide Plaza, Columbus, Ohio 43215. (For policies issued in the State of Michigan, all references to NISC shall mean Nationwide Investment Svcs. Corporation.) NISC is a wholly owned subsidiary of Nationwide.

INVESTING IN THE POLICY

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide VLI Separate Account-4 is a separate account that invests in the underlying mutual funds listed in Appendix A. Nationwide established the separate account on December 3, 1987 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and in general are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to policy owners under the policies.

The variable account is divided into sub-accounts. Policy owners elect to have premiums allocated among the sub-accounts and the fixed account at the time of application.

Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on policy owner instructions. A policy's investment performance depends upon the performance of the underlying mutual funds chosen by the policy owner.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

Nationwide may materially change the investment policy of the variable account. Nationwide must inform policy owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy owners or if it renders Nationwide's operations hazardous to the public. If a policy owner objects, the policy may be converted to a substantially comparable general account life insurance policy offered by Nationwide. The policy owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the conversion. Nationwide will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the policy converted on the date of the conversion.

Voting Rights

Policy owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote policy owner shares at special shareholder meetings based on policy owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Policy owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials and a form to return to Nationwide with voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect policy owners and payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

        1) shares of a current underlying mutual fund option are no longer available for investment; or
        2) further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in other Nationwide separate accounts. It is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks.

Under exemptive and exclusionary provisions, Nationwide's general account has not been registered under the Securities Act of 1933 and has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interest therein is subject to the provisions of these Acts. Nationwide has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

Premium payments will be allocated to the fixed account by election of the policy owner.

The investment income earned by the fixed account will be allocated to the policies at varying rate(s) set by Nationwide. The guaranteed rate for any premium payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The policy owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

New premium payments deposited to the policy which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account.

INFORMATION ABOUT THE POLICIES

MINIMUM REQUIREMENTS FOR POLICY ISSUANCE

This policy provides life insurance coverage with the flexibility to vary the amount and frequency of premium payments. Minimum requirements for policy issuance include:

   - the insured must be 80 or younger;
   - Nationwide may require satisfactory evidence of insurability (including a medical exam); and

   - a minimum specified amount of $100,000.

PREMIUM PAYMENTS

There is no minimum initial premium for this policy. Each subsequent premium payment must be at least $50. The initial premium is payable in full at Nationwide's home office or to an authorized agent of Nationwide.

Upon payment of the initial premium, temporary insurance may be provided. Issuance of continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the policy while the insured is still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

   - Nationwide may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk.
   - Premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.
   - Nationwide may require policy indebtedness be repaid prior to accepting any additional premium payments.

Additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. Nationwide will monitor premiums paid and other policy transactions and will notify the policy owner when non-modified endowment contract status is in jeopardy.

Nationwide will send scheduled premium payment reminder notices to policy owners according to the premium mode shown on the policy data page.

PRICING

Premiums will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-        New Year's Day                   -        Independence Day
-        Martin Luther King, Jr. Day      -        Labor Day
-        Presidents' Day                  -        Thanksgiving
-        Good Friday                      -        Christmas
-        Memorial Day

Nationwide also will not price premiums if:

   1)    trading on the New York Stock Exchange is restricted;

   2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

   3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, policy value may be affected since the policy owner would not have access to their account.

POLICY CHARGES

TAX EXPENSE CHARGE

Nationwide deducts a Tax Expense Charge from the cash value on a monthly basis. This charge is equal to an annual effective rate (current and guaranteed) of 0.30% of the daily net assets of the variable account and the fixed account. The Tax Expense Charge compensates Nationwide for certain administrative expenses which are incurred by Nationwide for taxes, which include premium or other taxes imposed by various state and local jurisdictions, as well as federal taxes imposed under Section 848 of the Internal Revenue Code. The Tax Expense Charge consists of two components:

   1)       0.20% for state and local premium or other taxes; and
   2)       0.10% for federal taxes.

The amount charged may be more or less than the amount actually assessed by the state in which a particular policy owner lives.

Nationwide does not expect to make a profit from this charge.

COST OF INSURANCE CHARGE

Nationwide deducts a Cost of Insurance Charge from the cash value on a monthly basis. This charge is determined by multiplying the monthly cost of insurance rate by the net amount at risk. This deduction is charged proportionately to the cash value in each sub-account and the fixed account.

If death benefit Option 1 is in effect and there have been increases in the specified amount, then the cash value will first be considered a part of the initial specified amount. If the cash value exceeds the initial specified amount, it will then be considered a part of the additional increases in specified amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

Mortality tables are unisex for:

   -  policies issued in the State of Montana;
   - group or sponsored arrangements (including employees of Nationwide and their family members); and
   - special exchange programs which Nationwide may make available from time to time.

The rate class of an insured may affect the cost of insurance rate. Nationwide currently places insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks. Nationwide may also issue certain policies on a non-medical basis to certain categories of individuals. Due to the underwriting criteria established for policies issued on a non-medical basis, actual rates will be higher than the current cost of insurance rates being charged under policies that are medically underwritten.

ADMINISTRATIVE EXPENSE CHARGE

Nationwide deducts an Administrative Expense Charge from the cash value on a monthly basis. This charge is equal to an annual effective rate (current and guaranteed) of 0.30% of the daily net assets of the variable account and the fixed account. This charge reimburses Nationwide for certain actual expenses related to the maintenance of the policies including accounting and record keeping, and periodic reporting to policy owners. Nationwide does not expect to recover any amount in excess of aggregate maintenance expenses from this charge.

MORTALITY AND EXPENSE RISK CHARGE

Nationwide assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the policies is that the insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the policies may be greater than expected. In addition, Nationwide assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

In exchange for assuming the risks described above, Nationwide deducts a Mortality and Expense Risk Charge from the variable account on a monthly basis. Mortality and Expense Risk Charge deductions will be charged proportionally to the cash value in each sub-account. This charge is equal to an annual effective rate (current and guaranteed) of 0.60% of the daily net assets of the variable account. Policy owners receive quarterly and annual statements advising policy owners of the cancellation of accumulation units for Mortality and Expense Risk Charges.

Nationwide may realize a profit from this charge.

SURRENDER CHARGE

Nationwide deducts a surrender charge from the cash value of any policy surrendered during the first twenty years. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

Each year's surrender charge is determined at the time the policy is issued. The maximum initial surrender charge varies by issue age, sex, specified amount and underwriting classification. Surrender charges for years 2 through 20 are a percentage of the initial surrender charge as shown in the following chart:

                                  POLICY      SURRENDER
POLICY YEAR SURRENDER CHARGE       YEAR        CHARGE

     1      100% of initial         11     50% of initial
            surrender charge               surrender charge

     2      95% of initial          12     45% of initial
            surrender charge               surrender charge

     3      90% of initial          13     40% of initial
            surrender charge               surrender charge

     4      85% of initial          14     35% of initial
            surrender charge               surrender charge

     5      80% of initial          15     30% of initial
            surrender charge               surrender charge

     6      75% of initial          16     25% of initial
            surrender charge               surrender charge

     7      70% of initial          17     20% of initial
            surrender charge               surrender charge

     8      65% of initial          18     15% of initial
            surrender charge               surrender charge

     9      60% of initial          19     10% of initial
            surrender charge               surrender charge

    10      55% of initial          20     5% of initial
            surrender charge               surrender charge

                                   21+     0% of initial
                                           surrender charge

The surrender charge schedule will be fixed at the time of policy issuance and will remain the same for the life of the policy. It will not vary due to changes in specified amount or policy value.

Surrender charges reimburse Nationwide for certain expenses related to the sale of the policies, including commissions, costs of sales literature, and other promotional activity. The surrender charges may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are borne by Nationwide's general assets which may include profits, if any, from Mortality and Expense Risk Charges. Additional premiums and/or income earned on assets in the variable account have no effect on these charges.

INCOME TAX

No charge is assessed to policy owners for income taxes incurred by Nationwide as a result of the operations of the sub-accounts. However, Nationwide reserves the right to assess a charge for income taxes against the variable account if income taxes are incurred.

REDUCTION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. Nationwide may reduce or eliminate certain charges (surrender charges, Administrative Expense Charge, Cost of Insurance Charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to Nationwide. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by Nationwide (including employees of Nationwide and their families).

Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

   - the number of insureds;

   - the total premium expected to be paid;

   - total assets under management for the policy owner;

   - the nature of the relationship among individual insureds;

   - the purpose for which the policies are being purchased;

   - the expected persistency of individual policies; and

   - any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of services.

SURRENDERING THE POLICY FOR CASH

SURRENDER (REDEMPTION)

Policies may be surrendered for the cash surrender value any time while the insured is living. The cancellation will be effective as of the date Nationwide receives the policy accompanied by a signed, written request for cancellation. In some cases, Nationwide may require additional documentation of a customary nature.

Nationwide is required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to six months from the date of surrender request.

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

The cash surrender value equals the policy's cash value, next computed after the date Nationwide receives a proper written request for surrender and the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PARTIAL SURRENDERS

After the policy has been in force for one year, the policy owner may request a partial surrender. Partial surrenders will be deducted proportionately from the assets in each sub-account. Amounts will be deducted from the fixed account only to the extent that there are insufficient assets in the variable account.

Partial surrenders are permitted if they satisfy the following requirements:

   1)   the minimum partial surrender is $500;
   2) the maximum partial surrender is the cash surrender value, reduced by the greater of: $500 or three month's policy charges (estimated);
   3) the maximum total of all partial surrenders taken in policy years 1 through 14 may not exceed 10% of total premiums. Beginning in policy year 15, this restriction is waived if the cash surrender value after the partial surrender exceeds $10,000;
   4) partial surrenders may not be taken within one year of an increase in specified amount (excluding an increase that resulted from a change in death benefit option);
   5) a partial surrender may not be taken if it would reduce the death benefit below $100,000; and
   6) after the partial surrender, the policy continues to qualify as life insurance.

When a partial surrender is made, the cash value will be reduced by the amount of the partial surrender. Further, if death benefit Option 1 is elected, the specified amount will be reduced by the amount necessary to prevent any increase to the net amount at risk.

Reduction of the Specified Amount

When a partial surrender is made, in addition to the cash value being reduced by the amount of the partial surrender, the specified amount may also be reduced. The reduction to the specified amount will be made in the following order:

   1) against the most recent increase in the specified amount;
   2) against the next most recent increases in the specified amount in succession; and
   3) against the specified amount under the original application.

Certain partial surrenders may result in currently taxable income and tax penalties.

Partial Surrender Processing Fee

Currently, Nationwide does not assess a fee for processing partial surrenders. However, Nationwide reserves the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 of 5% of the amount surrendered for each partial surrender.

INCOME TAX WITHHOLDING

Federal law requires Nationwide to withhold income tax from any portion of surrender proceeds subject to tax. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of his or her request not to withhold. If a policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax. Policy owners should consult a tax adviser.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

   1) the value each year of the life insurance protection provided;
   2) an amount equal to any employer-paid premiums; or
   3) some or all of the amount by which the current value exceeds the employer's interest in the policy.

Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

VARIATION IN CASH VALUE

On any date during the policy year, the cash value equals the cash value on the preceding valuation date, plus any net premium applied since the previous valuation date, minus any partial surrenders, plus or minus any investment results, minus any surrender charge, and less any policy charges.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on the allocation of cash value by the policy owner.

POLICY PROVISIONS

POLICY OWNER

While the insured is living, all rights in this policy are vested in the policy owner named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a contingent policy owner or a new policy owner while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received. Nationwide may require that the policy be submitted for endorsement before making a change.

If the policy owner is other than the insured, names no contingent policy owner, and dies before the insured, the policy owner's rights in this policy belong to the policy owner's estate.

BENEFICIARY

The beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a new beneficiary while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received.

If any beneficiary predeceases the insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives the insured, the death proceeds will be paid to the policy owner or the policy owner's estate.

CHANGES IN EXISTING INSURANCE COVERAGE

The policy owner may request certain changes in the insurance coverage under the policy. Requests must be in writing and received by Nationwide. No change in specified amount will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least 3 months.

Specified Amount Increases

After the first policy year, the policy owner may request an increase to the specified amount. Any increase will be subject to the following conditions:

   1)   the request must be applied for in writing;

   2)   satisfactory evidence of insurability must be provided;

   3)   the increase must be for a minimum of $10,000;

   4) the age at the time of increase must satisfy the same age requirements as new issues.

Any approved increase will have an effective date of the monthly anniversary day on or next following the date Nationwide approves the supplemental application. Nationwide reserves the right to limit the number of specified amount increases to one each policy year.

Specified Amount Decreases

After the first policy year, the policy owner may also request a decrease to the specified amount. Any approved decrease will be effective on the monthly anniversary day on or next following the date Nationwide receives the request. Any such decrease shall reduce the insurance in the following order:

   1) against insurance provided by the most recent increase;

   2) against the next most recent increases successively; and

   3) against insurance provided under the original application.

Nationwide reserves the right to limit the number of specified amount decreases to one each policy year. Nationwide will refuse a request for a decrease which would:

   1) reduce the specified amount to less than the minimum specified amount; or

   2) disqualify the policy as a contract for life insurance.

OPERATION OF THE POLICY

ALLOCATION OF PREMIUMS AND CASH VALUE

Nationwide allocates premium payments to sub-accounts or the fixed account, as instructed by policy owners. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving written notice to Nationwide.

Premiums allocated to a sub-account on the application are allocated to the NSAT
- Money Market Fund during the period the policy owner may cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the NSAT - Money Market Fund or the fixed account based on the policy owner's election.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).

The policy owner may change the allocation of premiums or may transfer cash value from one sub-account to another. Changes are subject to the terms and conditions imposed by each underlying mutual fund and those found in this prospectus. Premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary (see "Transfers").

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The accumulation unit value for a valuation period is determined by multiplying the accumulation unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period. Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

NET INVESTMENT FACTOR

The net investment factor for any valuation period is determined by dividing (a) by (b) where:

a)     is the sum of:

       1) the net asset value per share of the underlying mutual fund held in the sub-account as of the end of the current valuation period; and

       2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

Currently, Nationwide does not maintain a tax reserve with respect to the policies since income with respect to the underlying mutual funds is not taxable to Nationwide or the variable account. Nationwide reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to Nationwide. It should be noted that changes in the net investment factor may not be directly proportional to changes in the net asset value of underlying mutual fund shares because of the deduction for Mortality and Expense Risk Charge, and any charge or credit for tax reserves.

DETERMINING THE CASH VALUE

The cash value is the sum of the value of all variable account accumulation units attributable to the policy plus amounts credited to the fixed account and the policy loan account. Nationwide will determine the value of the assets in a variable account at the end of each valuation day. The cash value will be determined at least monthly.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by Nationwide. In the event part or all of the cash value is surrendered, Nationwide will deduct an appropriate number of accumulation units from the variable account sub-accounts in the same proportion that the policy owner's interest in the variable account sub-accounts are allocated. Deductions will be taken from the fixed account only to the extent that there are insufficient assets in the sub-accounts.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which Nationwide periodically declares. The annual effective rate will never be less than 3%. (For a description of the annual effective credited rates, see "The Fixed Account" and "Policy Loans.") Upon request, Nationwide will inform the policy owner of the then applicable rates for each account.

TRANSFERS

Policy owners can transfer allocations without penalty or adjustment subject to the following conditions:

   - Nationwide reserves the right to restrict transfers between the fixed account and the sub-accounts to one per policy year;

   - transfers made to the fixed account may not be made in the first policy year or within 12 months of a prior transfer;

   - Nationwide reserves the right to restrict the amount transferred from the fixed account to 20% of that portion of the cash value attributable to the fixed account as of the end of the previous policy year (subject to state restrictions). Policy owners who have entered into Dollar Cost Averaging agreements with Nationwide may transfer under the terms of that agreement;

   - Nationwide reserves the right to restrict the amount transferred to the fixed account to 20% of that portion of cash value attributable to the sub-accounts as of the close of business of the prior valuation period; and

   - Nationwide reserves the right to refuse a transfer to the fixed account if the fixed account value is greater than or equal to 30% of the total policy value.

Transfer Requests

Nationwide will accept transfer requests in writing or in those states that allow, over the telephone. Nationwide will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following instructions it reasonably determined to be genuine. Nationwide may withdraw the telephone exchange privilege upon 30 days written notice to policy owners.

Market-Timing Firms

Some policy owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market- timing firms will submit transfer requests on behalf of multiple policy owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of Nationwide or the underlying mutual fund to process transactions. This can potentially disadvantage policy owners not using market-timing firms. To avoid this, Nationwide may modify the transfer rights of policy owners who use market-timing firms (or other third parties) to initiate transfers on their behalf.

The transfer rights of individual policy owners will not be modified in any way when instructions are submitted directly by the policy owner, or by the policy owner's representative (as authorized by the execution of a valid Nationwide Limited Power of Attorney Form).

To protect policy owners, Nationwide may refuse transfer requests:

   - submitted by any agent acting under a power of attorney on behalf of more than one policy owner; or

   - submitted on behalf of individual policy owners who have executed pre-authorized exchange forms which are submitted by market-timing firms (or other third parties) on behalf of more than one policy owner at the same time.

Nationwide will not restrict transfer rights unless Nationwide believes it to be necessary for the protection of all policy owners.

RIGHT TO REVOKE

A policy owner may cancel the policy by returning it by the latest of:

   -    10 days after receiving the policy;

   -    45 days after signing the application; or

   -    10 days after Nationwide delivers a Notice of Right of Withdrawal.

The policy can be mailed to the registered representative who sold it, or returned directly to Nationwide.

Returned policies are deemed void from the beginning. Nationwide will refund the amount prescribed by the state in which the policy was issued within seven days after it receives the policy. (In New York, Nationwide will refund any premiums paid.) The refunded policy value will reflect the deduction of any policy charges, unless otherwise required by law. This right varies by state.

POLICY LOANS

TAKING A POLICY LOAN

The policy owner may take a policy loan at any time using the policy as security. Policy loans are limited to 60% of the cash value, less the first year's surrender charge. Nationwide will not grant a loan for an amount less than $200. The maximum policy indebtedness at any given time is limited to 90% of the cash value, less the surrender charge. Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

Any request for a policy loan must be in written form. The request must be signed. Certain policy loans may result in currently taxable income and tax penalties.

A policy owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not



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made to keep the policy from lapsing. The amount of the payments necessary to prevent the policy from lapsing will increase with age.

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to a policy are held in more than one sub-account, withdrawals from the sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on policy loans is 3.9%.

On a current basis, the cash value in the policy loan account is credited with an annual effective rate of 3% during policy years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent policy years. Nationwide may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during policy years 1 through 10 and 3.65% during the 11th and subsequent policy years.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, Nationwide retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which Nationwide considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to the variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, Nationwide will send a notice to the policy owner and the assignee, if any. The policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charge plus an amount sufficient to continue the policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A policy loan, whether or not repaid, will have a permanent effect on the death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the indebtedness may be repaid at any time while the policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to the policy owner's underlying mutual fund allocation factors in effect at the time of the repayment. Each



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repayment may not be less than $50. Nationwide reserves the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

ASSIGNMENT

While the insured is living, the policy owner may assign his or her rights in the policy. The assignment must be in writing, signed by the policy owner and received at Nationwide's home office. Prior to being received, assignments will not affect any payments made or actions taken by Nationwide. Nationwide is not responsible for any assignment not submitted, nor is Nationwide responsible for the sufficiency of any assignment. Assignments are subject to any indebtedness owed to Nationwide before being received.

POLICY OWNER SERVICES

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. This program is not available in the State of New York. Nationwide does not guarantee that this program will result in profit or protect policy owners from loss.

Policy owners direct Nationwide to automatically transfer specified amounts from the fixed account, Federated Insurance Series - Federated Quality Bond Fund II, Fidelity VIP High Income Portfolio, NSAT - Government Bond Fund, NSAT - Federated NSAT High Income Bond Fund (formerly, NSAT - Nationwide High Income Bond Fund), and the NSAT - Money Market Fund.

Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the policy owner instructs Nationwide in writing to stop the transfers.

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs.

DEATH BENEFIT INFORMATION

CALCULATION OF THE DEATH BENEFIT

The policy qualifies as life insurance using the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

While the policy is in force, the death benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The policy owner may choose one of two death benefit options.

OPTION 1: the death benefit will be the greater of the specified amount or minimum required death benefit. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of the death benefit may increase. To see how and when investment performance will begin to affect death benefits, see the illustrations in Appendix B.

OPTION 2: the death benefit will be the greater of the specified amount plus the cash value as of the date of death, or the minimum required death benefit and will vary directly with the investment performance.

For any death benefit option, the calculation of the minimum required death benefit is shown on the policy data page. The minimum required death benefit is the lowest death benefit which will qualify the policy as life insurance under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Internal Revenue Code.




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

CHANGES IN THE DEATH BENEFIT OPTION

After the first policy year, the policy owner may elect to change the death benefit option under the policy. Only one change of death benefit option is permitted per policy year. The effective date of a change will be the monthly anniversary day following the date the change is approved by Nationwide.

In order for any change in the death benefit option to become effective, the cash surrender value, after the change, must be sufficient to keep the policy in force for at least three months.

Nationwide will adjust the specified amount so that the net amount at risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

PROCEEDS PAYABLE ON DEATH

The actual death proceeds payable on the insured's death will be the death benefit as described above, less any policy indebtedness, and less any unpaid policy charges. Under certain circumstances, the death proceeds may be adjusted (see "Incontestability," "Error in Age or Sex," and "Suicide").

INCONTESTABILITY

Nationwide will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during the insured's lifetime for 2 years from the policy date. For any increase in specified amount requiring evidence of insurability, Nationwide will not contest payment of the death proceeds based on such an increase after it has been in force during the insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the insured has been misstated, the death benefit and cash value will be adjusted. The cash value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the policy date.

SUICIDE

If the insured dies by suicide, while sane or insane, within 2 years from the policy date, Nationwide will pay no more than the sum of the premiums paid, less any indebtedness and less any partial surrenders. If the insured dies by suicide, while sane or insane, within 2 years from the date an application is accepted for an increase in the specified amount, Nationwide will pay no more than the amount paid for the additional benefit.

MATURITY PROCEEDS

The maturity date is the policy anniversary on or next following the insured's 100th birthday. If the policy is still in force, maturity proceeds are payable to the policy owner on the maturity date. Maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

EXCHANGE RIGHTS

The policy owner may exchange the policy for a flexible premium adjustable life insurance policy offered by Nationwide on the policy date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the policy date. No evidence of insurability will be required.

The policy owner and beneficiary under the new policy will be the same as those under the exchanged policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original policy immediately prior to the exchange date. The new policy will have the same policy date and issue age as the original policy. The initial specified amount and any increases in specified amount will have the same rate class as those of the original policy. Any indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two policies. After adjustment, if any excess is owed the policy owner, Nationwide will pay the excess to the policy owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

GRACE PERIOD

If the cash surrender value on a monthly anniversary day is not sufficient to cover that month's policy charges, a grace period will be allowed for the payment of a premium. Such premium must equal or exceed three times the estimated monthly charges.

Nationwide will send the policy owner a notice at the start of the grace period, at the address in the application or another address specified by the policy owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by Nationwide by the end of the grace period, the policy will lapse without value. If death proceeds become payable during the grace period, Nationwide will pay the death proceeds.

REINSTATEMENT

If the grace period ends and the policy owner has neither paid the required premium nor surrendered the policy for its cash surrender value, the policy owner may reinstate the policy by:

   1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

   2) providing evidence of insurability satisfactory to Nationwide;

   3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

   4) paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and

   5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day on or next following the date the application for reinstatement is approved by Nationwide. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

   1)       the cash value at the end of the grace period; or
   2) the surrender charge for the policy year in which the policy is reinstated.

Amounts allocated to underlying mutual funds at the start of the grace period will be reinstated, unless the policy owner provides otherwise.

TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. Nationwide will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Internal Revenue Code.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Internal Revenue Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Internal Revenue Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2, disabled, or the distribution is part of an annuity to the policy owner as defined in the Internal Revenue Code. Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are excludable from gross income.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. Nationwide will monitor premiums paid and will notify the policy owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Internal Revenue Code. The policy owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to meeting the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or Nationwide pays an amount to the IRS. The amount will be based on the tax that would have been paid by the policy owner if the income, for the period the policy was not diversified, had been received by the policy owner.

If the failure to diversify is not corrected in this manner, the policy owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

Nationwide will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus total policy indebtedness exceeds the premiums paid into the policy, the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no taxpayer identification number is provided to Nationwide, or if the IRS notifies Nationwide that back-up withholding is required.

FEDERAL ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2001, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In

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addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary.

If the policy owner (whether or not he or she is the insured) transfers ownership of the policy to another person, such transfer may be subject to a federal gift tax. In addition, if such policy owner transfers the policy to someone two or more generations younger than the policy owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the policy owner should consult with counsel and other competent advisors regarding these taxes.

NON-RESIDENT ALIENS

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. Nationwide is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to Nationwide sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual taxpayer identification number from the IRS, and furnish that number to Nationwide prior to the distribution. If Nationwide does not have the proper proof of citizenship or residency and a proper individual taxpayer identification number prior to any distribution, Nationwide will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to Nationwide that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includible in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

TAXATION OF NATIONWIDE

Nationwide is taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are

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automatically applied to increase reserves under the policies.

Nationwide does not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, Nationwide determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the variable account.

Nationwide may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on Nationwide's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If the policy owner, insured, or beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice, and should not take the place of your independent legal, tax and/or financial adviser.

LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

Nationwide is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Nationwide for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Nationwide's contract liabilities and reserves so that the Insurance Department may certify the items are correct.

Nationwide's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Nationwide is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

REPORTS TO POLICY OWNERS

Nationwide will mail to the policy owner at the last known address of record:

   - an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, and policy indebtedness;

   - annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

   - statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

Nationwide is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.

The general distributor, NISC, is not engaged in any litigation of any material nature.

EXPERTS

The audited financial statements have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable account, Nationwide, and the policies offered hereby. Statements contained in this prospectus as to the content of policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

DISTRIBUTION OF THE POLICIES

The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, NISC. NISC was organized as an Oklahoma corporation on March 19, 1974. NISC is a wholly owned subsidiary of Nationwide and a member of the NASD.

NISC acts as general distributor for the following separate accounts, all of which are separate investment accounts of Nationwide or its affiliates:

   -     Nationwide VLI Separate Account-2
   -     Nationwide VLI Separate Account-3
   -     Nationwide VLI Separate Account-4
   -     Nationwide VLI Separate Account-5
   -     Nationwide Multi-Flex Variable Account
   -     Nationwide DC Variable Account
   -     Nationwide DCVA-II
   -     NACo Variable Account
   -     Nationwide Variable Account
   -     Nationwide Variable Account-II
   -     Nationwide Variable Account-5
   -     Nationwide Variable Account-6
   -     Nationwide Variable Account-8
   -     Nationwide Variable Account-9
   -     Nationwide Variable Account-10
   -     Nationwide Variable Account-11
   -     Nationwide VA Separate Account-A
   -     Nationwide VA Separate Account-B
   -     Nationwide VA Separate Account-C
   -     Nationwide VL Separate Account-A
   -     Nationwide VL Separate Account-B
   -     Nationwide VL Separate Account-C
   -     Nationwide VL Separate Account-D.

Gross first year commissions paid by Nationwide on the sale of these policies plus fees for marketing services are not more than 20% of the premiums paid up to commission target premium, 5% of premium in excess of commission target premium.

No underwriting commissions have been paid by Nationwide to NISC.


NATIONWIDE INVESTMENT SERVICES CORPORATION DIRECTORS AND OFFICERS

                                                                     POSITIONS AND OFFICES
     NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
 Joseph J. Gasper                                              Chairman of the Board and Director
 One Nationwide Plaza
 Columbus, OH 43215

 W. G. Jurgensen                                       Chairman and Chief Executive Officer and Director
 One Nationwide Plaza
 Columbus, OH 43215

 Richard A. Karas                                                  Vice Chairman and Director
 One Nationwide Plaza
 Columbus, OH 43215

 Duane C. Meek                                                             President
 One Nationwide Plaza
 Columbus, OH 43215

 Philip C. Gath                                                             Director
 One Nationwide Plaza
 Columbus, OH 43215

 Susan A. Wolken                                                            Director
 One Nationwide Plaza
 Columbus, OH 43215

 Robert A. Oakley                                      Executive Vice President - Chief Financial Officer
 One Nationwide Plaza
 Columbus, OH 43215

 Robert J. Woodward, Jr.                              Executive Vice President - Chief Investment Officer
 One Nationwide Plaza
 Columbus, OH 43215

 Mark R. Thresher                                             Senior Vice President and Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Barbara J. Shane                                             Vice President - Compliance Officer
 Two Nationwide Plaza
 Columbus, OH 43215

 Alan A. Todryk                                                    Vice President - Taxation
 One Nationwide Plaza
 Columbus, OH 43215

 Glenn W. Soden                                              Associate Vice President and Secretary
 One Nationwide Plaza
 Columbus, OH 43215

 John F. Delaloye                                                     Assistant Secretary
 One Nationwide Plaza
 Columbus, OH 43215

 E. Gary Berndt                                                       Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Duane M. Campbell                                                    Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

 Terry C. Smetzer                                                     Assistant Treasurer
 One Nationwide Plaza
 Columbus, OH 43215

ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which Nationwide is engaged.

Nationwide markets its policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

Nationwide serves as depositor for the following separate investment accounts, each of which is a registered investment company:

   -     Nationwide Variable Account;
   -     Nationwide Variable Account-II;
   -     Nationwide Variable Account-3;
   -     Nationwide Variable Account-4;
   -     Nationwide Variable Account-5;
   -     Nationwide Variable Account-6;
   -     Nationwide Fidelity Advisor Variable Account;
   -     Nationwide Variable Account-8;
   -     Nationwide Variable Account-9;
   -     Nationwide Variable Account-10;
   -     Nationwide Variable Account-11;
   -     MFS Variable Account;
   -     Nationwide Multi-Flex Variable Account;
   -     Nationwide VLI Separate Account;
   -     Nationwide VLI Separate Account-2;
   -     Nationwide VLI Separate Account-3;
   -     Nationwide VLI Separate Account-4;
   -     Nationwide VLI Separate Account-5;
   -     NACo Variable Account;
   -     Nationwide DC Variable Account; and the
   -     Nationwide DCVA-II.

Nationwide, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

Nationwide operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, Nationwide shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

Nationwide does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. Nationwide shares its home office, other facilities and equipment with Nationwide Mutual Insurance Company.

Company Management

Nationwide and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.

Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. Jurgensen, Gasper, and Ms. Breit are also trustees of one or more of the registered investment companies distributed by NISC, a registered broker-dealer affiliated with the Nationwide group of companies.


DIRECTORS OF NATIONWIDE

 DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES    PRINCIPAL OCCUPATION
      PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR
Lewis J. Alphin                                Director
519 Bethel Church Road                                            Farm Owner and Operator, Bell Farms (1)
Mount Olive, NC 28365-6107

A. I. Bell                                     Director           Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Nancy C. Breit                                 Director           Co-owner, Thomas Farms (2)
1767D Westwood Avenue
Alliance, OH 44601

Yvonne M. Curl                                 Director           Senior Vice President and General Manager, Public
Xerox Corporation                                                 Sector Worldwide/Document Solutions Group
Suite 200                                                         Operations, Xerox Corporation (2)
1401 H Street NW
Washington, DC 20007

Kenneth D. Davis                               Director           Farm Owner and Operator (1)
7229 Woodmansee Road
Leesburg, OH 45135

Keith W. Eckel                                 Director
1647 Falls Road                                                   Partner, Fred W. Eckel Sons; President, Eckel
Clarks Summit, PA 18411                                           Farms, Inc. (1)

Willard J. Engel                               Director           Retired General Manager, Lyon County Co-operative
301 East Marshall Street                                          Oil Company (1)
Marshall, MN 56258

Fred C. Finney                                 Director           Owner and Operator, Moreland Fruit Farm; Operator,
1558 West Moreland Road                                           Melrose Orchard (1)
Wooster, OH 44691

Joseph J. Gasper                         President and Chief      President and Chief Operating Officer, Nationwide
One Nationwide Plaza                    Operating Officer and     Life Insurance Company and Nationwide Life and
Columbus, OH 43215                             Director           Annuity Insurance Company (2)

W. G. Jurgensen                        Chief Executive Officer    Chief Executive Officer
One Nationwide Plaza                         and Director
Columbus, OH 43215

Dimon R. McFerson                       Chairman and Director     Chairman (2)
One Nationwide Plaza
Columbus, OH 43215

David O. Miller                       Chairman of the Board and   President, Owen Potato Farm, Inc.; Partner, M&M
115 Sprague Drive                              Director           Enterprises (1)
Hebron, OH 43025

Ralph M. Paige                                 Director           Executive Director Federation of Southern
Federation of Southern                                            Cooperatives/Land Assistance Fund
Cooperatives/Land Assistance Fund
2769 Church Street
East Point, GA 30344

James F. Patterson                             Director
8765 Mulberry Road                                                Vice President, Pattersons, Inc.; President,
Chesterland, OH 44026                                             Patterson Farms, Inc. (1)

Arden L. Shisler                               Director           President and Chief Executive Officer, K&B
1356 North Wenger Road                                            Transport, Inc. (1)
Dalton, OH 44618


 DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES    PRINCIPAL OCCUPATION
      PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR
Robert L. Stewart                              Director           Owner and Operator Sunnydale Farms and Mining (1)
88740 Fairview Road
Jewett, OH 43986

   (1)     Principal occupation for last 5 years.
   (2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Messrs. Jurgensen and Gasper are directors of NISC, a registered broker-dealer.

Messrs. Jurgensen, Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Mr. Jurgensen and Ms. Breit are trustees of Nationwide Mutual Funds, a registered investment company. Messrs. Jurgensen and Gasper are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. Jurgensen is trustee of Financial Horizons Investment Trust and Nationwide Mutual Funds, registered investment companies.


EXECUTIVE OFFICERS OF NATIONWIDE

OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
Richard D. Headley                                Executive Vice President - Chief  Information Technology Officer
One Nationwide Plaza
Columbus, OH 43215

Michael S. Helfer                                 Executive Vice President - Corporate Strategy
One Nationwide Plaza
Columbus, OH 43215

Donna A. James                                    Executive Vice President - Chief Administrative Officer
One Nationwide Plaza
Columbus, OH 43215

Robert A. Oakley                                  Executive Vice President - Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                           Executive Vice President - Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

Charles A. Bryan                                  Senior Vice President - Chief Actuary - Property and Casualty
One Nationwide Plaza
Columbus, OH 43215

John R. Cook, Jr.                                 Senior Vice President - Chief Communications Officer
One Nationwide Plaza
Columbus, OH 43215

David A. Diamond                                  Senior Vice President - Corporate Controller
One Nationwide Plaza
Columbus, OH 43215

Thomas L. Crumrine                                Senior Vice President
One Nationwide Plaza
Columbus, OH 43215

Philip C. Gath                                    Senior Vice President - Chief Actuary - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215


OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
Patricia R. Hatler                                Senior Vice President, General Counsel and Secretary
One Nationwide Plaza
Columbus, OH 43215

David K. Hollingsworth                            Senior Vice President - Business Development and Sponsor
One Nationwide Plaza                              Relations
Columbus, OH 43215

David R. Jahn                                     Senior Vice President - Project Management
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                  Senior Vice President - Sales - Financial Services
One Nationwide Plaza
Columbus, OH 43215

Gregory S. Lashutka                               Senior Vice President - Corporate Relations
One Nationwide Plaza
Columbus, OH 43215

Edwin P. McCausland, Jr.                          Senior Vice President - Fixed Income Securities
One Nationwide Plaza
Columbus, OH 43215

Mark D. Phelan                                    Senior Vice President - Chief Technology Officer
One Nationwide Plaza
Columbus, OH 43215

Douglas C. Robinette                              Senior Vice President - Claims and Financial Services
One Nationwide Plaza
Columbus, OH 43215

Mark R. Thresher                                  Senior Vice President - Finance - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

Richard M. Waggoner                               Senior Vice President - Operations
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                   Senior Vice President - Product Management and Nationwide
One Nationwide Plaza                              Financial Marketing
Columbus, OH 43215



W. G. JURGENSEN has been a Director and Chief Executive Officer since 2000. Previously, he was Executive Vice President of Bank One Corporation from 1998 to May 2000. Prior to Bank One's merger with First Chicago NBD, Mr. Jurgensen served from 1990 to 1998 as Executive Vice President with First Chicago, leading various business units. For 17 years Jurgensen was with Norwest Corporation, beginning as a corporate banking officer and serving in increasingly responsible roles including president and CEO of Norwest Investment Services and management of the treasury function. His final post was Executive Vice President-Corporate Banking.

DIMON R. MCFERSON has been a Director since April 1988 and Chairman since April 1996. He was Chief Executive Officer from April 1996 to 2000. He was elected Chief Executive Officer in December 1992, and President and Chief Executive Officer in December 1993. He was President and General Manager of Nationwide Mutual Insurance Company from April 1988 to April 1991; President and Chief Operating Officer of Nationwide Mutual Insurance Company from April 1991 to December 1992; and President and Chief Executive Officer of Nationwide Mutual Insurance Company from December 1992 to April 1996. Mr. McFerson has been with Nationwide for 20 years.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of

Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 33 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

NANCY C. BREIT has been a Director of Nationwide since 1986. Mrs. Thomas is a board member of Farm Credit Services' 4th District and serves on the advisory board of Walsh University in North Canton, OH. She is a past president and former director of the Ohio Agricultural Marketing Association and served on the boards of the Ohio Farm Bureau Federation and Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark, and as the Midwest regional representative on the American Farm Bureau women's committee.

CHARLES A. BRYAN has been a Senior Vice President - Chief Actuary - Property and Casualty since 1998. Prior to joining Nationwide, Mr. Bryan was president, Chief Operating Officer of Direct Response Corporation from 1996 to 1998. Prior to that time, Mr. Bryan was a partner with Ernst & Young.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 2 years.

YVONNE M. CURL has been a Director of Nationwide since April, 1998. Ms. Montgomery is senior vice president/general manager - Public Sector Worldwide/Document Solutions Group for Xerox Corporation. A resident of Washington, DC, Ms. Montgomery is in charge of providing an integrated, industry-focused portfolio of document solutions and services to the public sector worldwide. Ms. Montgomery joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president-field operations and executive assistant to the chairman and CEO.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until 1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Controller since August 1999. He was Vice President-Controller from August 1996 to August 1999. Previously, he was Vice President - Controller from October 1993 to August 1996. Prior to that time, Mr. Diamond held several positions within

Nationwide. Mr. Diamond has been with Nationwide for 11 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 31 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

MICHAEL S. HELFER has been Executive Vice President - Corporate Strategy since August 2000. He is a former partner and head of the financial institutions group at Wilmer, Cutler and Pickering, a 350-lawyer international law firm headquartered in Washington, D.C. He served as that firm's chairman and chief executive officer from 1995 to 1998.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Business Development and Sponsor Relations since July 2000. Previously, he was Senior Vice President - Multi Channel and Sponsor Relations from August 1999 to July 2000. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, has held numerous positions within the Nationwide group of companies. Mr. Hollingsworth has been with Nationwide for 25 years.

DAVID R. JAHN has been Senior Vice President - Project Management since July 2000. Previously, he was Senior Vice President - Commercial Insurance from March 1998 to July 2000. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within the Nationwide group of companies. Mr. Jahn has been with Nationwide for 28 years.

DONNA A. JAMES has been Executive Vice President - Chief Administrative Officer since July 2000. Previously, she was Senior Vice President - Chief Human Resources Officer from May 1999 to July 2000. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously she was Vice President - Human Resources from

July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996 she was Associate Vice President - Assistant to the CEO for Nationwide. Previously Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 18 years.

RICHARD D. HEADLEY has been Executive Vice President for Nationwide since July 2000. Previously, he was Executive Vice President - Chief Information Technology Officer from May 1999 to July 2000. He was Senior Vice President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headley was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. From January 1975 until 1992 Mr. Headley held several positions with Banc One Corporation. Mr. Headly has been with Nationwide for 2 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 35 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer since April 1995. Previously, he was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 24 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association. He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Chief Technology Officer since July 2000. Previously, he was Senior Vice President - Technology Services from 1998 to 2000. His previous management experience includes five years (1977-1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as director of AT&T's Consumer Communications Services Group and he was subsequently promoted to sales vice president for the Eastern Region of the Business Communications Services Division. In 1992, he became executive vice president-sales and marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims and Financial Services since 1999. Previously, he was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Previously, Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau (Wausau), a member of the Nationwide group until December 1998, from September 1996 to May 1998. Prior to that time he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995 Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994 he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with the Nationwide group for 13 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President and Treasurer from November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 23 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 25 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 35 years.




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APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.
American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     AMERICAN CENTURY VP INCOME & GROWTH
     Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

     AMERICAN CENTURY VP INTERNATIONAL
     Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

     AMERICAN CENTURY VP VALUE
     Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

DREYFUS INVESTMENT PORTFOLIOS
Dreyfus Investment Portfolios (the "Fund") is an open-end, management investment company known as a mutual fund. Shares are offered only to variable annuity and variable life insurance separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. Individuals may not purchase shares directly



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from the Fund. The Dreyfus Corporation serves as the Fund's investment adviser.

     EUROPEAN EQUITY PORTFOLIO
     Investment Objective: The Portfolio seeks long-term capital growth. To pursue this goal, the Portfolio generally invests at least 80% of its total assets in stocks included within the universe of the 300 largest European companies. The Portfolio's stock investments may include common stocks, preferred stocks and convertible securities.

DREYFUS STOCK INDEX FUND, INC.
The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.
     Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.
     Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.

     APPRECIATION PORTFOLIO (FORMERLY, CAPITAL APPRECIATION PORTFOLIO) Investment Objective: The Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust"), an Open-End Management Investment Company, was established as a Massachusetts business trust, under a Declaration of Trust dated September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Federated Investment Management Company serves as the investment adviser.

     FEDERATED QUALITY BOND FUND II
     Investment Objective: Current income by investing in investment grade fixed income securities.




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FIDELITY VARIABLE INSURANCE PRODUCTS FUND
The Fidelity Variable Insurance Products Fund (VIP) is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

     VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     VIP GROWTH PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     VIP HIGH INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

       - at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

       - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C-by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     VIP OVERSEAS PORTFOLIO: SERVICE CLASS
     Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
The Fidelity Variable Insurance Products Fund II (VIP II) is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity



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

contracts. FMR is the manager of VIP II and its portfolios.

     VIP II CONTRAFUND(R) PORTFOLIO: SERVICE CLASS
     Investment Objective: To seek capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
The Fidelity Variable Insurance Products Fund III (VIP III) is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and it's portfolios.

     VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

JANUS ASPEN SERIES
The Janus Aspen Series is an open-end management investment company whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance policies, as well as certain qualified retirement plans. Janus Capital Corporation serves as investment adviser to each Portfolio.

     CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Under normal circumstances, the Portfolio invests at least 65% of its total assets in securities of companies that the Portfolio manager believes will benefit significantly from advances or improvements in technology.

     INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

NATIONWIDE SEPARATE ACCOUNT TRUST
Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. The assets of NSAT are managed by Villanova Mutual Fund Capital

Trust ("VMF"), an indirect subsidiary of Nationwide Financial Services, Inc.

     CAPITAL APPRECIATION FUND
     Investment Objective: Long-term capital appreciation.

     GOVERNMENT BOND FUND
     Investment Objective: As high a level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

     MONEY MARKET FUND
     Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and maintenance of liquidity.

     TOTAL RETURN FUND
     Investment Objective: To obtain a reasonable, long-term total return on invested capital.

     SUB-ADVISED NATIONWIDE FUNDS

       DREYFUS NSAT MID CAP INDEX FUND (FORMERLY, NATIONWIDE MID CAP INDEX FUND) (FORMERLY, NATIONWIDE SELECT ADVISERS MID CAP FUND)
       Subadviser: The Dreyfus Corporation Investment Objective: Capital appreciation. The Fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the Fund generally is fully invested in all 400 stocks included in this index in proportion to their weighting in the index, and in futures whose performance is tied to the index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

       FEDERATED NSAT EQUITY INCOME FUND (FORMERLY, NATIONWIDE EQUITY INCOME
       FUND)
       Subadviser:  Federated Investment Counseling
       Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

       FEDERATED NSAT HIGH INCOME BOND FUND (FORMERLY, NATIONWIDE HIGH INCOME BOND FUND)
       Subadviser: Federated Investment Counseling
       Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by Standard & Poor's or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

       GARTMORE NSAT EMERGING MARKETS FUND
       Subadviser: Gartmore Global Partners
       Investment Objective: Long term capital growth by investing primarily in equity securities of companies located in emerging market countries.

       GARTMORE NSAT GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND
       Subadviser: Gartmore Global Partners
       Investment Objective: Long term capital appreciation by investing primarily and at least 65% of its total assets in equity securities issued by U.S. and foreign companies with business operations in technology and communications and technology and communication related industries.

       GARTMORE NSAT INTERNATIONAL GROWTH FUND
       Subadviser: Gartmore Global Partners
       Investment Objective: Long term capital growth by investing primarily in equity securities of companies in Europe, Australia, the Far East and other regions, including developing countries.

       J.P. MORGAN NSAT BALANCED FUND (FORMERLY, NATIONWIDE BALANCED FUND)
       Subadviser: J.P. Morgan Investment Management, Inc.
       Investment Objective: Primarily seeks above-average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities, but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

       MAS NSAT MULTI SECTOR BOND FUND (FORMERLY, NATIONWIDE MULTI SECTOR BOND
       FUND)
       Subadviser: Miller, Anderson & Sherrerd, LLP
       Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities.

       NATIONWIDE GLOBAL 50 FUND (FORMERLY, NATIONWIDE GLOBAL EQUITY FUND)
       Subadviser: J. P. Morgan Investment Management, Inc.
       Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

       NATIONWIDE SMALL CAP GROWTH FUND (FORMERLY, NATIONWIDE SELECT ADVISERS SMALL CAP GROWTH FUND)
       Subadvisers: Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC, Waddell & Reed Investment Management Company
       Investment Objective: Seeks capital growth by investing in a broadly diversified portfolio of equity securities issued by U.S. and foreign companies with market capitalizations in the range of companies represented by the Russell 2000, known as small cap companies. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of small cap companies. The balance of the Fund's assets may be invested in equity securities of larger cap companies. The Fund may also invest in foreign securities.

       NATIONWIDE SMALL CAP VALUE FUND
       Subadviser:  The Dreyfus Corporation
       Investment Objective: The Fund intends to pursue its investment objective by investing, under normal market conditions, at least 75% of the Fund's total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Small Stock Index.

       NATIONWIDE SMALL COMPANY FUND
       Subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Lazard Asset Management, Strong Capital Management, Inc., Waddell & Reed Investment Management Company Investment Objective: Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Small Stock Index.

       STRONG NSAT MID CAP GROWTH FUND (FORMERLY, NATIONWIDE STRATEGIC GROWTH
       FUND)
       Subadviser: Strong Capital Management Inc.
       Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

       TURNER NSAT GROWTH FOCUS FUND
       Subadviser: Turner Investment Partners, Inc.
       Investment Objective: Long term capital appreciation by investing primarily in U.S. common stocks, ADRs and foreign companies that demonstrate strong earnings growth potential.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT")
Neuberger Berman AMT is an open-end, diversified management investment company that offers its portfolios in connection with variable annuity contracts and variable life insurance policies, and certain qualified plans. Prior to May 1, 2000, the portfolios invested through a two-tier master/feeder structure, whereby each portfolio invested its assets in another fund that served as a corresponding

"master series;" the master series invested in securities. Effective May 1, 2000, the portfolios converted to a conventional one-tier structure, whereby each portfolio holds its securities directly. Neuberger Berman Management Inc. is the investment adviser.

     GUARDIAN PORTFOLIO
     Investment Objective: Long-term capital growth, with current income as a secondary objective. The portfolio pursues these goals by investing mainly in common stocks of large-capitalization companies.

     MID-CAP GROWTH PORTFOLIO
     Investment Objective: Capital growth. The portfolio pursues this goal by investing mainly in common stocks of mid-capitalization companies. The managers look for fast-growing companies that are in new or rapidly evolving industries and seek to reduce risk by diversifying among many companies, industries and sectors.

     PARTNERS PORTFOLIO
     Investment Objective: Capital growth. The portfolio pursues its goal by investing mainly in common stocks of mid- to large-capitalization companies.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     OPPENHEIMER AGGRESSIVE GROWTH FUND/VA (FORMERLY, OPPENHEIMER CAPITAL APPRECIATION FUND)
     Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA (FORMERLY, OPPENHEIMER GROWTH
     FUND)
     Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

     OPPENHEIMER GLOBAL SECURITIES FUND/VA
     Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special appreciation possibilities. These securities may be considered speculative.

     OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA (FORMERLY, OPPENHEIMER GROWTH & INCOME FUND)
     Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

STRONG OPPORTUNITY FUND II, INC.
The Strong Opportunity Fund II, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong

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Opportunity Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment adviser for the Fund.
     Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (FORMERLY, MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.)
The Universal Institutional Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors.

     EMERGING MARKETS DEBT PORTFOLIO
     Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located. Morgan Stanley Dean Witter Investment Management, Inc. is the Portfolio's investment adviser.

     MID CAP GROWTH PORTFOLIO
     Investment Objective: Seeks long-term capital growth by investing primarily in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the Standard & Poor's Rating Group ("S&P") MidCap 400 Index. Such range is generally $500 million to $6 billion but the range fluctuates over time with changes in the equity market. Miller, Anderson & Sherrerd, LLP is the Portfolio's investment adviser.

     U. S. REAL ESTATE PORTFOLIO
     Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. Morgan Stanley Asset Management, Inc. serves as the Portfolio's investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.

     WORLDWIDE EMERGING MARKETS FUND
     Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

     WORLDWIDE HARD ASSETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

APPENDIX B:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES,
AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the policies change with investment performance. The illustrations illustrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values, cash surrender values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is no policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.

The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses, which are equivalent to an annual effective rate of _.__%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all underlying mutual fund options available under the policy as of December 31, 2000. Some underlying mutual funds are subject to expense reimbursements and fee waivers. Absent expense reimbursement and fees waivers, the annual effective rate would have been _.___%. Nationwide anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. Should there be an increase or decrease in the expense reimbursements or fee waivers of these underlying mutual funds, such change will be reflected in the net asset value of the corresponding underlying mutual fund.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of _.__%, _.___% and __.__%.

The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated.

The cash surrender values shown in the illustrations reflect the fact that Nationwide will deduct a surrender charge from the policy's cash value for any policy surrendered in full during the first nine policy years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, Nationwide will furnish a comparable illustration based on the proposed insured's age, sex, smoking classification, rating classification and premium payment requested.

              Illustrations to be added via Pre-Effective Amendment

APPENDIX C:  PERFORMANCE SUMMARY INFORMATION

The following performance tables display historical investments results of the underlying mutual fund sub-accounts. This information may be useful in helping potential investors in deciding which underlying mutual fund sub-accounts to choose and in assessing the competence of the underlying mutual funds' investment advisers. The performance figures shown be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the underlying mutual funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the underlying mutual fund sub-accounts are not guaranteed and will fluctuate so that a policy owner's units, when redeemed, may be worth more or less than their original cost.

            Performance tables to be add via Pre-Effective Amendment

          Financial Statements to be added via Pre-Effective Amendment

                           PART II - OTHER INFORMATION

CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

   -        The facing sheet.
   -        Cross-reference to items required by Form N-8B-2.
   -        The prospectus consisting of ___ pages.
   -        Representations and Undertakings.
   -        Signatures.
   -        Independent Auditors' Consent



The following exhibits required by Forms N-8B-2 and S-6:
1.   Power of Attorney dated July 26, 2000.            Attached hereto.

2.   Resolution of the Depositor's Board of            Filed previously in connection with Securities and Exchange
     Directors authorizing the establishment of        Commission File No. 333-31725 and is hereby incorporated by
     the Registrant, adopted                           reference.

3.   Distribution Contracts                            Filed previously in connection with Securities and Exchange
                                                       Commission File No. 333-27133 and is hereby incorporated by reference.

4.   Form of Security                                  Attached hereto.

5.   Articles of Incorporation of Depositor            Filed previously in connection with Securities and Exchange
                                                       Commission File No. 333-27133 and is hereby incorporated by reference.

6.   Application form of Security                      To be filed by Pre-Effective Amendment.

7.   Opinion of Counsel                                To be filed by Pre-Effective Amendment.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Naitionwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "SEC") on request.

(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the SEC on request a memorandum setting forth the basis for this representation.

(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4 certifies that it meets the requirements of the Securities Act Rule 485(b) for effectiveness of the Registration Statement and has caused Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 16th day of January, 2001.

                                  NATIONWIDE VLI SEPARATE ACCOUNT-4
                         ------------------------------------------------------
                                            (Registrant)

(Seal)                            NATIONWIDE LIFE INSURANCE COMPANY
                         ------------------------------------------------------
             Attest:                        (Depositor)

By:  /s/ GLENN W. SODEN                      By:  /s/STEVEN SAVINI
-------------------------------              ----------------------------------
         Glenn W. Soden                              Steven Savini
         Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 16th day of January, 2001.


               SIGNATURE                                 TITLE
LEWIS J. ALPHIN                                        Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                             Director
----------------------------------------
A. I. Bell

NANCY C. BREIT                                         Director
----------------------------------------
Nancy C. Breit

KENNETH D. DAVIS                                       Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                         Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                       Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                         Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                             President and Chief Operating
----------------------------------------         Officer and Director
Joseph J. Gasper

W.G. JURGENSEN                               Chief Executive Officer Elect
----------------------------------------             and Director
W.G. Jurgensen

DIMON R. MCFERSON                            Chairman and Chief Executive
----------------------------------------         Officer and Director
Dimon R. McFerson

DAVID O. MILLER                                Chairman of the Board and
----------------------------------------               Director
David O. Miller

YVONNE M. CURL                                         Director
----------------------------------------
Yvonne M. Curl

ROBERT A. OAKLEY                          Executive Vice President and Chief
----------------------------------------           Financial Officer
Robert A. Oakley

RALPH M. PAIGE                                         Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                     Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                       Director                         By /s/ STEVEN SAVINI
----------------------------------------                                        --------------------------------------
Arden L. Shisler                                                                            Steven Savini
                                                                                           Attorney-in-Fact
ROBERT L. STEWART                                      Director
----------------------------------------
Robert L. Stewart